EXHIBIT (A)(7)

                                                                   NEWS RELEASE


               ALBEMARLE CORPORATION ANNOUNCES SELF-TENDER OFFER

     RICHMOND, Va, August 21 -- Albemarle Corporation (NYSE: ALB) announced that its board of directors has authorized the purchase of as many as five million shares of its common stock in a tender offer it expects to begin August 24 and end on September 22, 1998.

     The offer to purchase shares will be at prices not in excess of $19.50, nor less than $17.00 per share. Albemarle will consider the responses to the offer and select the lowest purchase price that will allow it to buy five million shares.

     The Company will pay the same price per share for all shares purchased in the offering. If the number of shares properly tendered is equal to or less than the number of shares Albemarle seeks to purchase through the offer, the purchase price will be the highest price of those prices specified by tendering shareholders. If the number of shares tendered is greater than the number sought, the Company will select the purchase price that will allow it to buy the number of shares it seeks.

     Credit Suisse First Boston, dealer manager, has been retained by the Company to advise on this offering. Corporate Investor Communications, Inc. has been appointed information agent.

     Floyd D. Gottwald, Jr., chairman and chief executive officer, said "We believe the repurchase of our shares currently represents an excellent use of available funds and indicates our confidence in Albemarle's future. Our balance sheet is strong and allows significant borrowing capacity when needed."

     The Company also announced that its board of directors has declared a dividend of nine cents a share on the Company's common stock payable on October 1, 1998. The dividend will be payable to shareholders of record at the close of business on September 15, 1998, regardless of whether their shares have been tendered in the tender offer before or after the record date.

     Albemarle Corporation is a global supplier of specialty chemicals and intermediates that enhance consumer products. The Company serves markets for polymers, detergents, pharmaceuticals and petroleum and agricultural chemicals.